Exhibit 1

MINEFINDERS CORPORATION LTD.

 ANNUAL INFORMATION FORM

Year ended December 31, 2008

March 10, 2009

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS	i
NOTE REGARDING FORWARD-LOOKING STATEMENTS	v
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	1
INCORPORATION OF FINANCIAL STATEMENTS AND MD&A	1
REFERENCE INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Financing	5
DESCRIPTION OF THE BUSINESS	5
Overview	5
PRINCIPAL PROPERTY – THE DOLORES PROPERTY	6
Summary of Project Economics	6
Summary of Capital Costs	7
Summary of Dolores Mine Production	7
Proven and Probable Reserves	8
Summary of Sensitivity Analysis	8
Description and Location	11
Access and Local Conditions	12
History	13
Geology and Mineralization	13
Exploration	14
Drilling	14
Sampling and Assaying	14
Mineral Resource Estimation	14
Gustavson Associates Reserve Audit	15
Final Pit Design with Haul Roads	15
Dolores Mine Upside Potential	16
SONORA PROPERTIES	17
Advanced Project Areas	17
La Bolsa Property	19
Planchas de Plata and Real Viejo Property	19
GRASS ROOTS PROJECTS	20
PROPERTY INTERESTS IN THE UNITED STATES	20
SPECIALIZED SKILL AND KNOWLEDGE	21
ENVIRONMENTAL PROTECTION	21
NUMBER OF EMPLOYEES	21
COMPETITION	21
RISK FACTORS	21
DIVIDEND RECORD AND POLICY	34
MANAGEMENT’S DISCUSSION AND ANALYSIS	34
CAPITAL STRUCTURE	34
MARKET FOR SECURITIES	36
DIRECTORS AND OFFICERS	37
Shareholdings of Directors and Officers	38
Conflicts of Interest	38
AUDIT COMMITTEE	39
TRANSFER AGENT AND REGISTRAR	40
MATERIAL CONTRACTS	40
INTERESTS OF MANAGEMENT AND EXPERTS	40
ADDITIONAL INFORMATION	41
CHARTER OF THE AUDIT COMMITTEE	42

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form or in other filings or releases made by the Company.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic era (after the Jurassic and before the Tertiary period), that covered the span of time between 65 and 144 million years ago.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50–200°C.
Gram	0.0321507 troy ounces.
gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle period of the Mesozoic era, above the Triassic and below the Cretaceous, that covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hand specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of sedimentary origin.
Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”).  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

i

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME OF THE RESERVE DETERMINATION.

Probable Mineral Reserve:  Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES FOR WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve:  Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES FOR WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY US COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY US COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ..

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of natural, solid, inorganic material, or natural solid or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under the US Securities and Exchange Commission (“SEC”) standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Opt	Troy ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted at a profit.
Ounce or oz.	One ounce troy measure ( 31.10348 grams).
Paleozoic	The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered rock.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 65 million years ago.
Tonne	1,000 kilograms or 1.1023 short tons.
tpd	Tonnes per day.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) and the documents incorporated by reference into this AIF contain forward-looking statements, within the meaning of applicable Canadian and United States securities laws.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘assumes,’’ ‘‘intends,’’ ‘‘strategy,’’ ‘‘goals,’’ ‘‘objectives,’’ ‘‘potential’’ or variations thereof or stating that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the grammatical and negative variations of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements.’’ Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to the Company’s lack of history of revenues from mining operations and risks relating to the Company’s ability to successfully produce precious metals profitably;

•

uncertainty in  the Company’s  ability to fund the development of  its  mineral properties or the completion of  further exploration programs;

•

risks related to the Company’s ability to successfully negotiate and maintain agreements with the Ejido Huizopa or its members;

•

risks related to the availability of funding to develop mineral properties and to complete exploration programs;

•

risks related to the fluctuation of interest rates and the leverage ratio under the revolving credit facility;

•

risks related to accelerated payment obligations due to events of default under the revolving credit facility and/or the 4.50% convertible senior notes;

•

risks related to uncertain and volatile economic conditions;

•

risks related to changes in the market prices of gold, silver and other minerals which in the past have fluctuated widely and which could affect the profitability of  the Company’s operations and financial condition;

•

risks related to recent market events and conditions including the Company’s access to credit and capital;

•

risks related to differences between US and Canadian practices for reporting resources and reserves;

•

uncertainty as to actual costs, production and economic returns with no assurance of profitable mining operations;

•

risks related to future drilling results which may not produce reserves and resources that can be mined or processed profitably;

•

risks related to  the Company’s  reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•

risks related to currency fluctuations;

v

•

risks related to the inherently dangerous activity of mining, including conditions or events beyond  the Company’s control;

•

risks related to governmental regulations;

•

risks related to the Company’s business being subject to environmental laws and regulations which may increase its costs of doing business and restrict its operations;

•

risks related to  the Company’s primary properties being located in Mexico, including political, economic and regulatory instability;

•

uncertainty in  the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•

risks related to  the Company’s  land reclamation requirements which may be burdensome;

•

uncertainty regarding future requirements to fund additional reclamation work during the course of  the Company’s  mining activities;

•

uncertainty relating to the Company’s ability to attract and maintain qualified management to meet the needs of  its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to  the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•

risks related to  the Company’s history of losses, which  may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s  ability to attract necessary capital funding or acquire suitable properties for mineral exploration and development in the future; and

•

risks related to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. A discussion of these and other factors that may affect  the Company’s actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this AIF and in the documents incorporated and deemed to be incorporated herein.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Company uses the US dollar as its reporting currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “CDN$”.

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, being the noon exchange rates published by the Bank of Canada, were as follows:

Company’s Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
High	$1.2969	$1.1853	$1.1726	$1.2704	$1.3968
Low	$0.9719	$0.9170	$1.0990	$1.1507	$1.1774
Average	$1.0660	$1.0748	$1.1342	$1.2116	$1.3015
Period End	$1.2246	$0.9881	$1.1653	$1.1659	$1.2036

On March 10, 2009, the exchange rate of Canadian dollars into United States dollars, being the noon exchange rate published by the Bank of Canada, was US $1.00 equals CDN$1.2797.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

The 2008 audited consolidated financial statements of the Company (the “Financial Statements”) include its consolidated balance sheets as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows and consolidated schedules of exploration costs of the Company for the years ended December 31, 2008, 2007 and 2006, together with the notes thereon. They have been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com), and are incorporated by this reference into the AIF.  Also incorporated by reference into this AIF is Management’s Discussion and Analysis (“MD&A”) dated March 10, 2009, which has also been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and US GAAP pertaining to the Company are described in Note 13 to the Financial Statements.

REFERENCE INFORMATION

“Company” refers to Minefinders Corporation Ltd. alone unless the context indicates that it should refer to Minefinders Corporation Ltd. and one or more of its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given as of December 31, 2008.

All documents referred to in this document as having been filed on SEDAR are available at www.sedar.com.

CORPORATE STRUCTURE

The Company was incorporated by articles of incorporation under the Business Corporations Act (Ontario) on February 4, 1975, under the name “Twentieth Century Explorations Inc”.

Its articles were amended on May 10, 1979 to change its name from “Twentieth Century Explorations Inc.” to “Minefinders Corporation Ltd.”; to consolidate 3,075,445 issued shares without par value into 615,089 issued shares; and to increase the authorized capital of the Company to 3,000,000 shares without par value. The articles were further amended on August 25, 1989 to change the authorized capital to an unlimited number of shares; on September 21, 1995 to change the number of directors from a fixed Board consisting of five directors to a minimum number of three and a maximum number of nine directors; and on July 3, 1997 to remove the restrictions on business that the Company may carry on or the powers that it may exercise.

On June 16, 2005 the Company adopted a new By-law No. 7 under the Business Corporations Act (Ontario), which is more in keeping with current corporate laws, securities regulation and business practices. All prior by-laws were repealed.

By-law No. 7 is in most material respects the same as the previous by-law. The most significant change is an increase in the quorum requirement at a meeting of shareholders, from two persons present in person (each being a shareholder entitled to vote at such a meeting or a duly appointed proxy holder for an absent shareholder so entitled), to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

By-law No. 7 is attached to the Management Information Circular dated April 18, 2005 as Schedule “B”, and may be found on SEDAR at www.sedar.com or obtained from the Secretary at the address given in the following paragraph.

The Company’s head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3.  The Company maintains an exploration office in Reno, Nevada, United States of America, an operations office in Chihuahua, Mexico, an 18,000 tonnes per day open pit heap-leach mine and processing plant in the State of Chihuahua, Mexico (the “Dolores Mine”), and a metals trading office in Holetown, Barbados.

The following table names each subsidiary of the Company, the jurisdiction of its incorporation and the Company’s direct or indirect percentage ownership.

Name	Place of Incorporation	Percentage Ownership
Compañía Minera Dolores, S.A. de C.V.	Mexico	100%
Minera Minefinders, S.A. de C.V.	Mexico	100%
Servicios Mineros Sierra, S.A. de C.V.	Mexico	100%
Servicios Operativos Sierra, S.A. de C.V.	Mexico	100%
Minefinders (USA.) Inc.	Nevada	100%
MFL Metals Trading Ltd.	Barbados	100%

The Company’s operations in Mexico, the USA and Barbados are conducted through these subsidiaries.

The Company is a reporting issuer in all provinces and territories in Canada. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the NYSE Alternext US LLC (formerly the American Stock Exchange) under the symbol “MFN”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration for, and development and mining of, precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests.  The Company’s properties are located in Mexico and the U.S.  The Company’s principal and only material mineral property interest is the Dolores property, located in Chihuahua, Mexico. A feasibility study for the Dolores property was completed in 2006, followed by capital financing and the purchase of mining and processing equipment.  Construction of an 18,000 tonne per day, open pit heap leach mine was started in 2006 and completed during the fourth quarter of 2008.  Mining operations began in late 2007 and commissioning of the plant and processing equipment was completed in the second half of 2008 with commercial production expected to commence during the second quarter of 2009.  In addition to constructing an operating open pit heap leach mine, the Company also constructed a 92-kilometre long main access road, a 300-person operations camp including employee housing, water and sanitation systems, and service facilities including an office complex, assay laboratory, maintenance shops, and power stations. The Company also constructed community housing and infrastructure for local inhabitants.

On November 17, 2008, the Company announced the first pour of gold and silver doré at the Dolores property. Production exceeding 1.7 million ounces of gold and 64 million ounces of silver is projected over the life of the mine, which is anticipated to extend for more than 15 years. The Company sold 2,440 ounces of gold and 42,800 ounces of silver in the fourth quarter of 2008, all in December. The average realized price was approximately US$843 per ounce of gold and approximately US$10.69 per ounce of silver. Pre-commercial production operating costs, net of sales revenue, are capitalized to mine development costs until the commencement of commercial production. At March 10, 2009, there were more than 1,800,000 tonnes of ore stacked on the leach pad with over 1,500,000 tonnes under leach.. Approximately 10,333 ounces of gold and 206,310 ounces of silver have been poured at Dolores since first production in November, 2008.

The Company also has property interests in Sonora, Mexico (the "Sonora Properties"). The Sonora Properties include the La Bolsa gold deposit, the Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. The Company has other mineral property interests in northern Mexico and in the U.S. which are in the early exploration stage.

Exploration and Development

In June 2002, the Company initiated a drilling program designed to bring the Dolores property to final feasibility and lead to a production decision.  This drilling program was expanded in 2003 through 2007 to include condemnation and geotechnical drilling. Other activities on the Dolores property included additional geological mapping and sampling, road construction, initiating the community relocation program and, from April 2006 through fiscal 2008, construction and commissioning of an 18,000 tonnes per day, heap-leach, gold and silver mine.

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The report is entitled “Technical Report For the Dolores Heap Leach Project In Mexico”, is dated April 11, 2006, and is available on SEDAR at www.sedar.com. Based on interim conclusions made available to the Company, on February 23, 2006 the Board of Directors of Minefinders Corporation Ltd. approved the construction, by its wholly-owned subsidiary Compañía Minera Dolores S.A. de C.V. (“CMD”), of a conventional open pit heap leach mine and processing plant, subject to obtaining all necessary permits and the required funding. During 2006, the Company completed two financings including issuing 11,000,000 common shares at CDN$8.50 per share for net proceeds of US$78.7 million and issuing $85 million of 4.5% unsecured convertible senior notes for net proceeds of $81.55 million. In 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”) and increased it to $60 million in 2008. Also in 2008, the Company issued 9,200,000 units at CDN$4.35 per unit with each unit consisting of one common share and one half of one common share purchase warrant for net proceeds of US$31.12 million. First production of gold and silver doré commenced in the fourth quarter of 2008. The Company currently meets its cash requirements and believes it is fully funded to commencement of commercial production at the Dolores Mine, expected in the second quarter of 2009.

In April 2006, the Company completed an internal update of the resource model (see news release dated April 25, 2006 and the SEDAR filing of the NI 43-101 technical report) that incorporated all drilling results completed through 2005. In July 2006, the Company updated its estimated reserve base (reported in a news release dated July 25, 2006). An internal technical report on the internal mineral reserve update was filed on September 7, 2006 and is available on SEDAR.

An updated resource model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado and was reported by news release on June 12, 2007. An NI 43-101-compliant technical report in support of this updated resource audit dated July 26, 2007 was filed and is available for viewing on SEDAR. At a 0.4 gpt cutoff grade, the updated resource model estimated 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver in the measured and indicated categories. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources reported in December, 2004.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 (the “Gustavson report”) supporting the updated economics and reserves was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

The updated in-pit reserve estimation was prepared and audited by Gustavson and is based on the updated resource. It is the first independent estimation of reserves at Dolores since the KCA report. Assuming a base case gold price of US$600/oz and silver price of US$10/oz, when adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver (or 4.55 million gold equivalent ounces using a silver to gold ratio of 60:1). This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report. The new reserves are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 gpt gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types. The Dolores property is open in all directions, and there is significant potential for underground resources to be identified.

Initial capital and pre-commercial production operating costs estimated in the updated economics totalled $192 million with life of mine sustaining capital costs estimated at $50 million. At December 31, 2008, with construction of the Dolores Mine complete, $227.7 million has been capitalized to mineral property, plant and equipment related to the construction and commissioning of the Dolores Mine. Of this amount, approximately $8 million is non-cash stock-based compensation expense and currency translation adjustments and $9.7 million is capitalized acquisition costs which are outside the scope of the initial capital estimate. The remainder of the variance is due to delays and associated costs resulting from previously disclosed engineering and construction issues and the intermittent blockades during the second and third quarters of 2008. Pre-commercial production mining and processing expenses, net of associated revenue from gold and silver sales, will continue to be capitalized until commercial production for accounting purposes is achieved.

Total average cash operating costs per ounce of gold and gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 per ounce for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the updated economics at $50 million.

Drilling and other exploration work has continued in 2008 on the Sonora properties, Planchas de Plata, Real Viejo and La Bolsa. Results have been encouraging and further exploration and assessment programs will be carried out in 2009. The Company still maintains active claims at the Dottie Project in Nevada, the Wickes Project in Montana, and the Oro Blanco Project in Arizona.

Financing

In the last three years, the Company has completed various financings primarily to fund the development, construction and commissioning of the mine at Dolores and to maintain adequate working capital through to commercial production.

On April 21, 2006, the Company completed an equity financing by issuing 11,000,000 common shares at CDN$8.50 per share for net proceeds of US$78.7 million.  The shares issued under this financing were qualified by short form prospectus.

On October 24, 2006, the Company completed the issue of $85 million of 4.5% unsecured convertible senior notes due December 15, 2011, which are convertible into common shares at 91.9118 common shares for each $1,000 principal amount of notes. A total of 7,812,500 common shares are issuable upon conversion, and additional shares may become issuable following the occurrence of certain corporate acts or events.  The shares potentially issuable under this financing were qualified by short form prospectus in Canada and the filing of a registration statement in the USA.  The net amount realized was $81.55 million.

In December 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with BNS. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. In 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10 million revolving credit facility. The additional facility has a one year term and is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term.

On December 11, 2008, the Company completed a CDN$40.02 million bought deal equity financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of CDN$4.35 per unit for net proceeds of US$31.12 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011. The warrants are listed and trade on the Toronto Stock Exchange under the symbol MFL.WT.

In addition to interest earned on bank deposits, the Company received net proceeds on exercise of stock options of $1.16 million in 2006, $6.782 million in 2007 and $3.242 million in 2008.

DESCRIPTION OF THE BUSINESS

Overview

The information provided under this caption and under “Principal Property - The Dolores Property”; “Sonora Properties”; and “Property Interests in the United States” has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Company, who is a “qualified person” as defined in NI 43-101. The information under “Principal Property – The Dolores Property” has been derived from reports prepared by other “qualified persons” who are named in that section of this AIF.

The Company is an exploration, development and mining company.  The Company’s principal and only material property is the Dolores property. The Dolores property contains an economically viable ore body on which a producing gold and silver mine is nearing commercial production.

The Company also has property interests in Sonora (which include the La Bolsa deposit, the Real Viejo prospect and the Planchas de Plata prospect). The Sonora Properties are without a known body of commercial ore. There is no surface plant or equipment on any of these properties.

In the following discussions on the Company’s several properties and projects, the reader is cautioned that any statements pertaining to the results of an economic analysis of mineral resources that are not mineral reserves do not demonstrate their economic viability.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

In 2006, Minefinders Corporation Ltd. received a bankable-level feasibility study from KCA on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.  On the basis of that study, in February 2006, the Company’s Board of Directors directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores, subject to permits and financing, both of which were obtained. On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. Details of the updated reserves and economics for the Dolores Mine are detailed in the Gustavson report. Construction of the Dolores Mine was completed in 2008 and pre-commercial production of gold and silver commenced in November 2008.

The operations are entirely conventional. Ore mined in the open pit is trucked to a three-stage crushing system, and then conveyed to and stacked on permanent pads where it is leached using a sodium cyanide solution. The resulting solution containing gold and silver is processed in a standard Merrill-Crowe recovery plant to recover the precious metals for smelting, and transportation to a refinery. The metals are sold to a refinery or to other participants in the world-wide commodity markets that exist to trade in these metals.

Production and economic forecasts, based on results expected after a normal start-up period, are discussed in detail in the Gustavson report and in summary later in this section of the AIF.

Environmental requirements and a summary of applicable Mexican taxes are also discussed in the Gustavson report.

Most of the information given in this section is derived from the Gustavson report dated March 25, 2008 entitled “Technical Report on the Mineable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico”, which has been filed on SEDAR, is available at www.sedar.com, and which is incorporated in this AIF by reference.  The principal author of the Gustavson report was William Crowl, who is an independent “qualified person” as defined in NI 43-101.  Information given in this section is also derived from the updated resource model reviewed and audited during the second quarter of 2007 by CAM for which an NI 43-101-compliant technical report dated July 26, 2007 was filed on SEDAR and is incorporated in this AIF by reference.

Gustavson Report

All the information under this caption “Gustavson Report”, unless otherwise identified, is drawn or summarized entirely from the NI 43-101 compliant technical report by Gustavson dated March 25, 2008 and available on SEDAR at www.sedar.com.

Summary of Project Economics

The estimated economics of the 18,000 tonnes per day mine plan are summarized as follows:

● Initial capital costs, including a $10 million contingency and pre-commercial production operating costs, of $192 million;

● Sustaining capital costs over the life of mine of $50 million;

● Estimated life of mine average cash operating costs of $297 per ounce of gold and gold-equivalent silver (AuEq - based upon a 1:52, gold:silver ratio), or $32 per ounce gold, net of silver credits (using $13 per ounce silver), excluding royalties;

● Pre-tax cash flow having an estimated undiscounted net present value of $831 million and an internal rate of return of 26%; and

● Payback of capital costs in 2 years.

The open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold and silver mineralization that lies below and up to one kilometer peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill.  The completion of a mill feasibility study and evaluation of underground development are examples of the optimization efforts that will continue beyond the start of commercial production from the Dolores open pit mine.

Summary of Capital Costs

The information in the following paragraph provides information derived from fiscal 2008 operating results and is not included in the Gustavson Report.

Initial capital and pre-commercial production operating costs estimated in the updated economics totalled $192 million with life of mine sustaining capital costs estimated at $50 million.  At December 31, 2008, with construction of the Dolores Mine complete, $227.7 million has been capitalized to mineral property, plant and equipment related to the construction and commissioning of the Dolores Mine. Of this amount, approximately $8 million is non-cash stock-based compensation expense and currency translation adjustments and $9.7 million is capitalized acquisition costs, which are outside the scope of the initial capital estimate. The remainder of the variance is due to delays and associated costs resulting from previously disclosed engineering and construction issues and the intermittent blockades during the second and third quarters of 2008. Pre-commercial production mining and processing expenses, net of associated revenue from gold and silver sales, will continue to be capitalized until commercial production for accounting purposes is achieved.

Operating Cost Summary - Life of Mine

Area	Cost per Tonne
Mining	$4.73
Processing	$3.40
Support services (including laboratory)	$0.11
General and Administrative	$0.79
Total	$9.03

Reclamation and closure costs are estimated to be $9.5 million, or about $0.10 per tonne of crushed ore.  These costs are not included in the operating cost estimation, but are included in the life of mine cash flows.

Summary of Dolores Mine Production

The 18,000 tpd mine plan estimates production of 99.3 million tonnes of proven and probable ore reserves at an average grade of 0.77 gpt gold and 39.67 gpt silver, with a strip ratio of 3.7:1, and using economic gold-equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types. Weighted average recovery from the leach pad is estimated at 74% for gold and 51% for silver. The mine would place approximately 2.44 million ounces of gold and 126.6 million ounces of silver on the heap leach pad and recover 1.766 million ounces of gold and 64.4 million ounces of silver (3.0 million ounces of gold equivalent (“AuEq”)) over a 15.5 year mine life.

Proven and Probable Reserves

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004.  Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)

Using $600 per ounce gold; $10.00 per ounce silver.

(3)

Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources

The total audited measured and indicated resources at Dolores (which include the mineral reserves), are 3.1 million ounces of gold and 148.7 million ounces of silver, contained in 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver, at a cutoff grade of 0.4 gpt AuEq. An additional 661,000 ounces of gold and 27.5 million ounces of silver, contained in 30.3 million tonnes, are classified as “inferred resources” (see news release dated June 12, 2007 and SEDAR filings, available at www.sedar.com, for NI 43-101 technical reports).

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)

0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.

(6)

Based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Summary of Sensitivity Analysis

Total estimated revenues from the sale of gold and silver over the life of mine is $2,023,918,000 based on $675 per troy ounce for gold and $13 per troy ounce for silver.  Metal prices were calculated in the Gustavson Report based on a weighted average of 60% historical data and 40% future projections.

The financial analysis was prepared on a pre-tax basis with sensitivities evaluated for the metal prices, capital cost, operating cost and metal production. A detailed after-tax inclusive financial analysis was outside the scope of the Gustavson Report.

On a pre-tax basis, the project has an NPV (at 3% percent discount rate) of $563 million with an internal rate of return of 26% and a payback of 2 years.

Gustavson ran cash flow sensitivities at plus and minus five and ten percent to changes in operating and capital costs, metal price, and recovered metal.  The Dolores Mine is most sensitive to metal price changes, followed by variations in recovered metal, operating costs and capital costs.  The following figures have been prepared by Gustavson. Figure 1 shows the project cash cost sensitivity, Figure 2 shows the total cost sensitivity, and Figure 3 shows the pre-tax NPV sensitivity at a 3% discount rate.

Figure 1 - Cash Cost Sensitivity

Figure 2 - Total Cost Sensitivity

Figure 3 - NPV Sensitivity

Description and Location

The Dolores Mine is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29° 00’ North, Longitude 108°32’ West. It is in the Municipality of Madera, about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua (Figure 4-1).

UNITED STATES OF AMERICA
Tijuana
Mexicali
Nogales
El Paso
Baja California
Sonora
Sierra Madre Occidental
MEXICO
Chihuahua
Hermosillo
Dolores
Mulatos
Moris
Ocampo
Chihuahua
PACIFIC OCEAN
Gulf of California
Guitarra
Cieneguita
Batopilas
El Sauzal
Coahuila
Baja California Sur
Sinaloa
Durango
Culiacán
Cienega
Durango
Tayoltita
Bacis
La Paz
Zacatecas
Zacatecas
N
Gold Camp
Major City
0
250 km
Scale

Prepared By		Client Name	
GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	Date of Issue: 03-12-08 Project No. MCL002 Drawing File Name: location.cdr	Client Name: *Minefinders Corporation, LTD* Project Name: Dolores Project	FIGURE 4-1 Dolores Location Map

Mineral rights to the Dolores Mine are controlled by three mining concessions shown in Table 1 and Figure 4-2, below. The Company, through its wholly owned Mexican subsidiary CMD, directly owns the Dolores, Silvia and Unificacion Real Cananea concessions. Total area of concessions under control of Minefinders is 27,700 hectares.

As of September 2006, payment for the several smaller concessions was completed and full title transfers were duly registered and recorded by November of 2006, giving Minefinders 100 percent interest in all of the properties. A Net Smelter Return (NSR) royalty of 2 percent on silver and 3.25 percent on gold production is payable to Royal Gold, Inc. This royalty ownership only applies to the Dolores deposit contained within the confines of the Unificacion Real Cananea concession.   There is no royalty on the other two concessions, which at this time do not contain reserves.

Table 1

Dolores Mineral Concessions	Title No.	Area (ha)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Unificacion Real Cananea	227028	1,920	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total		27,700

The three concessions shown on Figure 4-2 and listed in Table 1 are contiguous and cover the Mineral Resource defined in this study. All claims, license fees and taxes for property owned or under the control of the Company, have been fully paid and are up to date. All concessions have been converted to exploitation status and the Company has the access and the right to carry out exploration activities up to and including all mining operations.

DOLORES
EJIDO CEBADILLA DE DOLORES
EJIDO HUIZOPA
EJIDO HUIZOPA
LOS CERRITOS
CHARRAMUSCAS
EJIDO EL LARGO
EJIDO HUIZOPA
COMUNIDAD DE YEPACHI
A YEPACHI
N
DESCRIPTION
Mining Concessions
DOLORES PROJECT
MINING CONCESSIONS

PREPARED BY GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	DATE OF ISSUE: 03-12-08 PROJECT NO. MCL002 DRAWING FILE NAME: miningconscessions.cdr	CLIENT NAME: ***Minefinders Corporation, LTD*** PROJECT NAME: DOLORES PROJECT	FIGURE 4-2 DOLORES MINING CONCESSIONS

Access and Local Conditions

The property is accessed via a 92-km access road suitable for truck traffic from Yepachi, Chihuahua.  Alternative access is via dirt roads from Madera or light aircraft landing on a dirt landing strip located about 8 km from the mine site.  Topography is rugged, with elevations ranging from 1,200 to 2,000 meters. Vegetation is characteristic of the Sierra Madre, with thorny plants and cacti, replaced by oak and pine forests at higher elevations. The climate is typical of the Sierra Madre with an average temperature of 18° C, lows of -10° C and highs of 45° Celsius. Precipitation averages 250 mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on the ground for long. Water is available from a small local reservoir, from underground workings, and from Rio Tutuaca.

The original village of Dolores occupied an area directly over the southern extend of the mineral resource. The agreement between the Company and the Ejido Huizopa allows for the relocation of the village. New homes for the villagers have been completed about three kilometres from the mine site.  Most residents of the old village have relocated to either the new Dolores village or elsewhere with the remainder expected to locate in the first half of 2009.

History

Mining in the Dolores region started in the 1800s. Mechanized production occurred between 1915 and 1929, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6 million ounces of silver. Most of this production came from several underground stope mine operations within and beyond the Dolores resource study area.

The district then remained idle until 1993 when the Company began acquiring a land position. Drilling started in 1996, with a total of over 200,000 meters of combined core and reverse circulation drilling in 850 holes to June of 2007. Several independent mineral resource estimates of the Dolores property were prepared between 1997 and 2007, showing an increasing mineral inventory as drilling progressed. A complete bankable level feasibility study for the project was prepared by KCA in 2006, and project construction started shortly thereafter.  Additional exploration drilling was completed in 2006 with the objective of obtaining data that would further enhance quality of the Mineral Resource estimate. CAM was engaged in May 2007 to prepare a new audit of the updated resource estimation that integrated the newly acquired data.  Gustavson was retained in November of 2007 to prepare a reserve estimate and production schedule based on the audited Dolores April 2007 mineral resource. First gold and silver production began in November 2008 with commencement of commercial production expected during the second quarter of 2009.

Geology and Mineralization

The Dolores gold-silver deposit in the Sierra Madre Occidental is a low- to medium-sulfidation epithermal deposit hosted in andesite volcanic rocks of the Lower Volcanic Series of Tertiary age.  Mineralization is present in a NNW-striking, steeply-dipping structural zone, and is concentrated in fractures and stock works that lie within and adjacent to latite dikes. The deposit shows characteristics similar to economic deposits in volcanic rocks of Tertiary age in Mexico, South America, Indonesia and elsewhere.  Gold and silver mineralization is present in veins, silica stockworks, breccias and replacements.  Deeper mineralization tends to be preferentially concentrated in high-grade structurally controlled zones that evolve into wider stockworks, veinlets and disseminations at higher elevations.  Mineralization is limited to the lowermost portion of the less competent, more permeable, latite flows and tuffs that overlie the andesitic host rocks. Minerals present include galena, sphalerite, stibnite, arsenopyrite pyrite, silver sulfides, native silver and visible gold.  Clay-illite-hematite alteration with no significant gold or silver values (commonly referred to as “steam heated” alteration) also is present above and lateral to mineralized zones and is a characteristic feature of this type of epithermal mineralization.

Mineralization occurs in an area over 4,000 meters long and up to 1,000 meters wide, with over 700 meters of vertical extent. The extent of mineralization at depth has not been fully defined. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to more than 1,000 g/t silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels has lower grades in the range of 0.3 to 2 g/t gold and up to 150 g/t silver. The width of coherent mineralization commonly is about 200 up to 300 meters wide, and lies in zones that trend NNW and dip steeply to the west.

Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the resource estimate area. This mineralization may be considered exploration potential and may eventually be classed as Resource.

Exploration

Future drilling at Dolores is intended to expand the resource below and peripheral to the open pit mine.  No changes to the resource model have occurred since CAM’s audit of the resource in July 2007.

During 1994, Minefinders carried out limited initial mapping and sampling to evaluate the Dolores property.  Since November 1995, the property has been subject to extensive geological, geochemical and geophysical surveys and exploratory drilling to identify drilling targets and define a mineralized gold and silver system.  Additionally, surface and underground sampling has exceeded 10,000 rock chip samples.

Drilling

The mineral resource estimate has not changed since it was last audited by CAM in July 2007.  Sixteen reverse circulation holes and thirteen diamond drill holes were not included in the CAM audit because the results were not available at that time.  Gustavson has not modified the earlier resource estimate and has not included these drill holes in its analysis.  This subsequent drilling is designed to expand the known resource at Dolores and does not affect or otherwise influence the minable mineral reserves considered here.

Sampling and Assaying

CAM reported in its NI 43-101 compliant audit that logging and sampling procedures in 2006-7 followed industry-standard norms, as did earlier drilling campaigns. CAM concluded the quality assurance and quality control used by the analytical laboratories and by the Company’s protocols are appropriate and conform to common industry practice.

Mineral Resource Estimation

The Dolores mineral resource was audited in July 2007 by CAM.   The Company provided Gustavson with the audited resource block model, from which Gustavson developed the minable reserves and production schedule.  Gustavson was not charged with validating or verifying the previously audited resource estimate.  Gustavson used a re-blocked resource model to more closely represent current mining practice and the equipment fleet now mining the deposit.  Gustavson investigated the re-blocked model tonnage and grade to verify that the re-blocked model represents minable units.

Minefinders' Mineral Resource estimates, as audited and publicly released on June 12, 2007, are shown in Tables 2 and 3.

Table 2 - Dolores Measured and Indicated Mineral Resource Estimates

(Minefinders, 2007- Audited by CAM)

Cutoff	Tonnes	Gold	Gold	Silver	Silver	Aueq	Aueq
g/t [1]		g/t	ounces	g/t	Ounces	g/t [2]	ounces [2]
3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.8	55,032,000	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

1. Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

2. Grams per tonne Aueq resource based on updated 60:1 silver to gold ratio.

Table 3 - Dolores Inferred Mineral Resource Estimate (Minefinders, 2007) 0.4 g/t Cutoff

	Tonnes	Gold ounces	Silver (ounces)
Inferred	30,350,000	661,000	27,517,000

1.  Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

Gustavson Associates Reserve Audit

Gustavson verified the reserve model by re-estimating the grade using longer composite intervals and alternative modeling techniques.  Results indicate the mineral resource estimate is reasonable.  Re-blocking the resource model to 6x10x7.5 meter blocks appears to produce selective mining unit grades similar to other estimation methods.  Gustavson recommends closely monitoring mine production and reconciling it to the block model.   Modifying the model as needed to match actual mining practice and production data will help create the best possible production planning tools.

The Dolores mineral reserve estimate was created and modeled using Datamine’s version 4.0 (release 1740.7) NPV scheduler.  The re-blocked resource model was used for the optimization analysis using the Datamine economic pit limit optimizer.   Gustavson ran the model utilizing incremental profit factors from 1% to 100% (full value) of the calculated block value to create shells of increasing total value and decreasing marginal value.  Gustavson used pit 38 shell as a basis for final pit design with haul roads.

Overall, the incremental change going from pit shell 38 to an ultimate pit would require mining 45% more rock and processing 21% more rock to increase the life of mine profit by 7%.  Selection of this shell gives a more economically robust pit design thus pit shell 38 was selected as the basis for final design.   Given the physical topographic constraints on the project, and increased risk associated with mining more rock, Gustavson believes the design is prudent.

Final Pit Design with Haul Roads

The Dolores pit haul roads were designed with a 10% grade and 26 meter overall width.  6.4 meter wide catch benches were designed with every other bench (every 15m) having a 67 degree inter-bench face angle.  Table 4 shows the Dolores Proven and Probable Mineral Reserves from the final pit design.

Table 4

Dolores Mine Proven and Probable Mineral Reserves
		Remaining January 2008
ORE		MnOx	Sulfide	Mixed	Oxide	Total
Proven	TONNES	2,368,000	17,440,000	18,755,000	18,066,000	56,629,000
	Au (g/t)	0.65	1.05	0.72	0.66	0.80
	Ag (g/t)	65.40	33.58	42.53	41.25	40.32
	Au cont oz	49,398	588,768	431,615	384,166	1,453,946
	Ag cont oz	4,978,629	18,829,966	25,648,377	23,958,175	73,415,147
	Au rec oz	39,024	369,876	340,976	303,491	1,053,367
	Ag rec oz	1,045,512	11,955,406	13,337,156	11,020,761	37,358,835
Probable	TONNES	1,466,000	12,623,000	15,678,000	12,908,000	42,675,000
	Au (g/t)	0.58	0.96	0.65	0.59	0.72
	Ag (g/t)	62.08	32.68	39.68	41.05	38.80
	Au cont oz	27,298	390,369	326,616	245,429	989,713
	Ag cont oz	2,926,560	13,263,477	20,002,619	17,037,092	53,229,746
	Au rec oz	21,565	244,071	258,027	193,889	717,552
	Ag rec oz	614,578	8,336,294	10,401,384	7,837,062	27,189,318
TOTAL	TONNES	3,834,000	30,063,000	34,433,000	30,974,000	99,305,000
	Au (g/t)	0.62	1.01	0.68	0.63	0.77
	Ag (g/t)	64.13	33.20	41.24	41.17	39.67
	Au cont oz	76,696	979,137	758,231	629,595	2,443,659
	Ag cont oz	7,905,189	32,093,443	45,650,995	40,995,267	126,644,893
	Au rec oz	60,590	613,947	599,002	497,380	1,770,919
	Ag rec oz	1,660,090	20,291,700	23,738,540	18,857,823	64,548,152
WASTE	TONNES					367,120,000

The production schedule for the life of the project was created using Datamine NPV Scheduler.  Optimized extraction sequences were created and used as a basis for design of each mining phase.

Dolores Mine Upside Potential

The information and forward looking statements in the following paragraph provides information not specifically included in the Gustavson Report.

The Company is planning to undertake a feasibility study to assess the economic viability of adding a mill, which could enhance recoveries from high-grade ore in the open pit, process additional underground ore and increase annual production capacity. Previous milling, flotation and leaching test work showed recoveries from sulphide ores of 90-92% for gold and 90% for silver.

Additional drilling reflected in the resource model as audited by CAM has increased the Company’s understanding of the geometry, grade, and tenor of mineralization below the planned open pit mine. The drilling has confirmed sufficient underground high-grade resource to support a pre-feasibility study to develop the underground portion of the Dolores deposit. Based on a positive pre-feasibility study, an exploration/production decline will be constructed to provide access to further define and develop reserves in conjunction with initiating underground mining operations. With an aggressive budget, it is anticipated that these resources could be brought into production within a three to four year period.

By press release on February 27, 2008, the Company reported results from recent drilling of the Dolores East Dike satellite target, located approximately 200 meters from the eastern edge of the Dolores open pit mine.  Drilling results indicate a significant high-grade gold and silver deposit adjacent to the current reserve at the Dolores Mine with high-grade intercepts including 41.2 meters containing 4.07 gpt gold and 148.1 gpt silver and 83.8 meters containing 2.01 gpt gold with 76.4 gpt silver. Ten individual intervals exceeded the 10 gpt gold-equivalent threshold (at 60:1 silver to gold ratio) with assay values that ranged up to 73.64 gpt gold and 723.7 gpt silver over 1.52 meters.

The Dolores East Dike deposit consists of near surface mineralization characterized by high-grade structures surrounded by lower-grade disseminated gold and silver mineralization extending outward over widths of 20 to 50 meters.  Mineralization drilled to date extends from section 1850 N through 2200 N for more than 350 meters of strike-length.  Additional extension of the Dolores East Dike zone to the north is indicated by core hole D-451 that was drilled in 2006, located more than 50 meters further to the north and somewhat offset to the east, that encountered mineralization including individual intercepts of up to 15.98 gpt gold and 26.0 gpt silver over two meters of width.  Consequently, mineralization related to the Dolores East Dike remains open in several directions. Refer to press release dated February 27, 2008 for the summary of the material 2007 Dolores East Dike deposit drill intercepts in relation to their grades and widths.

The open-pit mine plan and updated Dolores Mine economics do not take into account the East Dike deposit or other significant high-grade gold and silver mineralization that lies below and up to one kilometre peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill.  The completion of the mill feasibility study and evaluation of underground development are examples of the optimization efforts that will continue beyond the start of production from the Dolores open pit mine.

SONORA PROPERTIES

The Company controls a 100% interest in the mineral rights to 32 mineral concessions totalling approximately 120,000 hectares in the State of Sonora, Mexico. These concessions are located within several different prospective precious metals mineralized trends within the state of Sonora, Mexico.

Advanced Project Areas

The Company’s Northern Sonora Project area encompasses over 28,000 hectares and includes the advanced  La Bolsa  gold project in the northwest corner of the block, the Real Viejo silver project in the central portion of the concessions, and the Planchas de Plata silver project located to the southeast. Several less explored additional precious metals prospects and porphyry-related base metal prospects also occur within the project area  as indicated in Figure 5.

The advanced project areas have been the site of substantial exploration drilling and analysis by the Company and the Company has obtained all required permits to conduct exploration drilling on the projects through the next several exploration programs as well as surface rights to all known areas of mineralization and potential waste disposal, tailings, storage, heap leach pads and plant sites. Since 1994 the Company has taken more than 10,000 surface samples over the project areas, drilled 143 holes at La Bolsa, 61 holes on the Real Viejo prospect, 136 holes on the Planchas de Plata prospect, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by Bondar Clegg, ALS Chemex or Inspectorate under the same quality assurance regime as for the Dolores property. The properties are not subject to any environmental liabilities.

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

 Skilled and unskilled labour is abundantly available from nearby Nogales (population of more than 100,000). Water for drilling is available from local sources including ponds and water wells. Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 meters above sea level.

The project area is serviced by narrow, winding, dirt and paved roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the properties. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Figure 5

La Bolsa Property

The La Bolsa property is the Company’s most advanced near-term project and is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is easily accessed from both Nogales and Hermosillo, Mexico.

Exploration and Evaluation Activity

To date a total of 143 drill holes, comprised of 65 core holes and 78 reverse-circulation holes, totalling 15,540 meters have been completed within the La Bolsa Project area. During 2008, efforts continued to assess the viability and projected returns from construction of a mining operation at La Bolsa. Drilling by the Company in early 2008 was initiated primarily to investigate resource expansion possibilities and to obtain material for completion of additional metallurgical column testwork to refine anticipated recoveries and crush requirements for the project.  Preliminary results from this testing indicate that heap leach recoveries on average exceed a 70 per cent gold recovery and also indicate that a coarser crush size leaches at an almost identical rate as a smaller crush. Previous estimates had assumed a lower recovery rate with capital costs that reflected a finer crush size. An environmental survey to be appended to any eventual Environmental Assessment Report was also completed during 2008.   An internal preliminary economic assessment that includes results from the additional drilling, updated metallurgical recoveries, remodelling of the La Bolsa resource, and preliminary pit design and operations layouts in conjunction with incorporation of updated costs is in progress and should be completed in 2009.

Geology and Mineralization

As previously reported, La Bolsa contains an inferred resource of 8.3 million tons grading 0.025 opt gold and 0.254 opt silver; the updated and expanded resource estimate that includes the additional drilling in 2007 and 2008 has not yet been reported.  Mineralization and alteration is characterized by silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs.   The targeted mineralization occurs within a low-angle horizon that is up to 50 meters in width, is oxidized throughout and includes intermittent  breccias and pervasive iron-oxides.

Ownership

The La Bolsa property was staked by the Company’s wholly owned subsidiary Minera Minefinders, S.A. de CV. (“Minera Minefinders”) which is the registered owner of all the exploration concessions. The property is not subject to any underlying royalties or title encumbrances. The Company has executed a surface rights agreement that has a term of 20 years ending in 2017, and is renewable for an additional 20 years. The Company pays the annual rent and disturbance fees. In addition, the agreement provides that the Company is to pay a one-time fee of $500,000 should a mine be put into production on the property.

Planchas de Plata and Real Viejo Property

The Real Viejo and Planchas de Plata properties are located approximately 10 kilometres from each other in northern Sonora approximately 10 kilometers southeast of the La Bolsa property (see Figure 5).  Work on these properties from 1996 through 2008 included regional and detailed geologic mapping, geochemical sampling programs, both reverse-circulation and core drill programs, and airborne and ground geophysical surveys.

Exploration Activity

Historic mining activity took place on both properties with the most extensive workings developed on silver mineralization. The mid-1700’s discovery of exceptional large ‘plates of silver’ that weighed up to 240 kilograms initiated mining activities within the Planchas de Plata district, although only sporadic mining is known to have occurred since the late 1800s.  There are no historic records for workings within the Real Viejo area even though some past production is evident. Exploration work since 2002 has focused on the systematic drill testing of the more prospective zones.

As of December 31, 2008, the Company has completed a total of 61 drill holes at Real Viejo, and a total of 136 drill holes at Planchas de Plata.

Drilling in 2008 at Real Viejo continued to investigate large-scale stockworks and geological targets down-dip of near surface ore-grade silver-lead-zinc resources previously identified by the Company. Similarly, drilling at Planchas de Plata continued to focus on investigating the silver mineralized system that is now believed to extend over a strike length of 10 kilometres and contains multiple mineralized horizons within an approximate width of two kilometres. The high-grade near surface resource drilled on the northwest end of the system plunges beneath cover to the southeast but is of variable grade along strike. Reconnaissance and sampling completed during the year now extends to the far southeast of the system and has identified some of the strongest surface mineralization sampled to date and confirms the continuity of the system in this area. Difficulties in targeting high-grade mineralization within this concealed mineralized system remain despite the overall potential of the district being confirmed. Limited targeted drilling is anticipated for both projects during the course of 2009.

Geology and Mineralization

Mineralized systems at Planchas de Plata and Real Viejo are dominantly silver-rich and are believed related to underlying porphyry-style systems.   Primary controls on the silver mineralization are related to specific stratigraphic horizons occurring along northwest-trending structural zones. Other porphyry-style systems, such as the Company’s El Fiero and La Recompensa targets (see Figure 5) represent large base-metal (Cu-Mo-Zn-Pb) targets located within the eastern portion of the claim block. Alteration at each of these systems includes square kilometres composed of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics that are intruded by a series of rhyolite, granodiorite, and diorite dikes and plugs. Exploration mapping and sampling will continue on these targets as time allows in an effort to bring them to the drill stage.

Ownership

The concessions were staked and are 100% controlled by Minera Minefinders. Surface rights in the area belong to various ranchers. Agreements have been executed between the Company and several surface rights owners. The agreements provide for surface rights for exploration, development, and mining within the properties, in return for annual payments of $10,000 to $35,000, and lump-sum compensation of $350,000 to $550,000 for any mine to go into production on these properties.

GRASS ROOTS PROJECTS

 Minefinders implemented an initiative in 2007 designed to identify highly prospective areas of Sonora that had not been the subject of extensive exploration activity.  The initiative involved compilation of available historic and geologic data to direct a helicopter-supported regional reconnaissance program. This has resulted in consolidation of four project areas including staking or acquisition of some 90,000 hectares of ground on behalf of the company.  Current work programs consist primarily of sampling of historic mine workings and pits, and surface exposures of mineralized ground, as well as geologic mapping and drill target definition.  Surface rights agreements have been negotiated and are in place within each of the concession areas that allow for continued work and drill testing of specific targets.

The Company has also reviewed other opportunities throughout Mexico, and is continuing negotiations in regard to additional properties.  Minefinders also reviews opportunities throughout the Western Hemisphere that provide reasonable growth potential for the Company.

PROPERTY INTERESTS IN THE UNITED STATES

The Company has interests in claim areas in the United States including the Dottie property in the State of Nevada, the Oro Blanco property in the State of Arizona and the 30 unpatented lode mining claims known as the Wickes property in Montana. These properties are not sufficiently advanced to make them material to the Company’s asset base.

The Dottie property is located in Elko County, Nevada, approximately eight miles west of Queenstake Resources’ Jerrit Canyon operations. The Company’s Oro Blanco property in Arizona adjoins the La Bolsa property in northern Sonora.

SPECIALIZED SKILL AND KNOWLEDGE

The Company has entered the pre-commercial production operating phase at the Dolores Mine and is engaging many employees with special skills, including senior managers with project management skills, mining and processing engineers, mine geologists, assayers, fleet maintenance engineers, machine operators and mechanics. There is great competition for such personnel. The Company has an active recruitment program, has highly qualified management personnel on staff, and anticipates that it will not have significant difficulty in recruiting other personnel at the Dolores Mine as needed. Training programs are in place for workers who are recruited locally.

ENVIRONMENTAL PROTECTION

There was no significant financial and operational effect from environmental protection requirements in 2008. However, as the Dolores Mine moves toward commercial production the Company’s exposure to financial costs and operating requirements will escalate rapidly. The Gustavson Report incorporates in its financial and operating analysis all of the costs and operational requirements necessary for the Company to comply with the highest international environmental protection standards. The Company intends to comply fully with those standards and any that may be imposed by regulation or otherwise. In its Financial Statements for 2008 the Company has accounted for future reclamation costs that will arise from its construction and operating activities to December 31, 2008.

NUMBER OF EMPLOYEES

As at December 31, 2008, the Company had approximately 305 employees. The Company's mine employees belong to a union and are subject to a collective agreement.  The Company considers its employee relations to be good. In addition to the mine employees, there are 80 contract mine equipment maintenance personnel at the Dolores Mine.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, before making an investment in the Company’s securities. The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Company’s securities could decline and investors could lose all or part of their investments. The risks include but are not limited to those risks set forth below.

No history of revenue from mining operations.

The Company is a gold and silver production company with additional mineral exploration properties in various stages of development.  The Company initiated production from its Dolores gold and silver mine in November 2008 and generated its first cash receipts from the sale of gold and silver in December of 2008. The Company has no history of producing metals from its current portfolio of mineral properties except for the Dolores Mine. Advancing the Company’s other projects will be subject to successful exploration, completing positive feasibility studies, completing construction of mines, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•

the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•

the availability and costs of skilled labour and mining equipment;

•

the availability and cost of appropriate smelting and refining arrangements;

•

compliance with environmental and other governmental approval and permit requirements;

•

the availability of funds to finance additional construction and development activities;

•

potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine development can increase due to the remote location of some mining properties such as the Dolores Mine. It is common in new mining operations to experience unexpected problems and delays in development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Company cannot assure investors that its activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Other than the Dolores Mine, its properties are in the exploration stage, and the Company has not defined or delineated any proven or probable reserves on any of its other properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in those particular properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

•

the metallurgy of the mineralization forming the mineral deposit;

•

market fluctuations for metal prices;

•

the proximity and capacity of natural resource markets and processing equipment; and

•

government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Disputes with members of the Ejido Huizopa.

The members of the local commune, Ejido Huizopa, have surface rights to an area that exceeds 84,000 hectares, which includes and surrounds the area where the Dolores Mine is located. To bring the Dolores Mine into production, the Company executed a long-term surface rights agreement in 2006 with the Ejido and its members allowing for access, mining and processing operations and the associated surface disturbances.

Commencing in May of 2008, a group claiming to represent the Ejido intermittently blockaded the access road to the Dolores mine and threatened violence toward the Company’s employees and contractors. In response to these blockades and threats of violence from the protestors, mine operations were periodically suspended between May and mid-August of 2008 out of concern for the safety of the Company's employees and contractors. During this period, operations were suspended for approximately 55 days and the Company was forced to delay the first gold and silver production.  The blockade was removed after intervention by Mexican authorities.  In August 2008, the Company and its employees and contractors received written guarantees from the Chihuahua state government providing for ongoing safe access to the Dolores mine as well as a police presence onsite to deter further disruptions of mine operations. While a small group of protestors remains onsite, the state and federal governments have continued to guarantee the Company’s safe access to the mine. Future blockades and threats of violence at the mine are possible in violation of the Chihuahua government guarantee and such actions could adversely affect or cause suspension of operations or production.

In May of 2008, a group claiming to represent the Ejido commenced an action in a Mexican agrarian court seeking annulment of the surface rights agreement with the Company, restitution of land and damages of up to US$20 million. The Company has filed a defense to the action and a counter-claim. The Company, on the basis of an opinion from its Mexican counsel, is of the view that the original 2006 agreement with the Ejido is valid and in good standing and the claim made by these individuals is without legal merit.

An adverse ruling by the Mexican court could result in the nullity of the surface rights agreement and the payment of damages as determined by the Mexican court. If the Company cannot maintain an agreement with the Ejido, the Company may be unable to operate the Dolores Mine.

Funding to develop mineral properties and to complete exploration programs.

The Company has limited financial resources. It had working capital of approximately $24.8 million at December 31, 2008 and had cash and cash equivalents of $26.0 million at that date. In addition, the Company has established a $60 million revolving credit facility, which has been fully drawn at December 31, 2008. The Company intends to fund its operations from working capital, the revolving credit facility and revenue from production at the Dolores Mine. Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material revenues from production at the Dolores Mine or to obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. External financing may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will reach commercial production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all.  Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this AIF.

Fluctuation of interest rates and leverage ratio under the revolving credit facility.

Interest payments under the Company’s revolving credit facility with the Bank of Nova Scotia are subject to fluctuation based on changes to specified interest rates (Prime Rate, Base Rate Canada and LIBOR) and/or the Company’s leverage ratio, which is currently set at the credit facility’s maximum limit.  The Company’s leverage ratio is the ratio of (i) the Company’s total indebtedness as of the end of each fiscal quarter, compared to (ii) its net earnings for such period before interest, taxes, depreciation and amortization.  The Company’s leverage ratio affects interest rates under the credit facility by adding from 25 to 100 basis points to loans for Prime Rate and Base Rate Canada loans, and from 125 to 350 basis points for LIBOR loans.  There is no guarantee that the Company will produce sufficient income to reduce its leverage ratio from the maximum limit under the credit facility.

Interest rates are currently low compared to past years (Prime Rate of 2.50% as of March 10, 2009 compared to 5.25% one year ago and 3 month LIBOR of 1.27% as of March 10, 2009 compared to 2.87% one year ago).  Factors affecting LIBOR, including the credit and financial markets, are beyond control of the Company.  However, an increase in interest rates together with the Company’s continued maximum leverage ratio limit under the credit facility could significantly affect the costs to the Company of servicing debt under the credit facility.  Such increased costs could strain the Company’s available working capital, forcing the Company to focus on servicing debt rather than production and development.  Further, if the Company is unable to meet its obligations under the credit facility, the Company may be forced to sell some of its assets or face default, which could result in the Company’s shareholders losing their investment.

An event of default under the revolving credit facility may accelerate our payment obligations.

Under the terms of the Company’s revolving credit facility, the Company made various covenants including prompt payment of amounts due, the maintenance of leverage and interest coverage ratios within specified limits, cumulative gold and silver production within specified periods, and a guarantee that at all times proven and probable gold equivalents would meet specified limits.  Any default under the credit facility including breach of such covenants, non-payment of any amounts due, or commencement of a proceeding for dissolution would give the lender the right to terminate the credit facility and declare all accrued and unpaid interest, fees and indebtedness immediately due and payable.

The credit facility is secured by shares in the Company’s U.S. and Mexican subsidiaries, which hold the Company’s properties, including the Dolores Mine, and by its tangible and intangible assets, including all equipment and inventory at the Dolores Mine.  In the event of default by the Company, if the Company is unable to immediately pay all accrued and unpaid interest, fees and principal debt, the lender is entitled to enforce the security agreement and settle the Company’s amounts due by taking possession of the pledged collateral and selling, leasing, or disposing of the collateral.  If such an event occurs, the Company could lose its properties, including the Dolores Mine, and the Company’s shareholders could lose their entire investment.

An event of default under the 4.50% convertible senior notes due 2011.

In October 2006, the Company issued $85 million of 4.50% unsecured convertible senior notes maturing 2011, which are convertible into common shares at 91.9118 per $1,000 principal amount note (a conversion price of approximately $10.88 per share), or 7,812,500 shares in aggregate.

Under the indenture governing the notes, the Company has made various covenants to the trustee on behalf of the holders of the notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding notes. See "Capital Structure".

If there is an event of default under the notes, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. As is the case with a default under the credit facility, if such an event occurs, the Company could lose its properties, including the Dolores Mine, and the Company’s shareholders could lose their entire investment.

General economic conditions.

The recent unprecedented events in global financial markets have had a profound effect on the global economy.  Many industries, including the gold and silver mining industry, are affected by these market conditions.  Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•

the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;

•

the volatility of gold and silver prices affects our revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

•

the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Prices of gold and silver fluctuate widely, affecting profitability and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market prices of gold, silver and other metals and minerals produced from its mineral properties. The market prices of gold, silver and other metals are volatile and are affected by numerous factors beyond the Company’s control, including:

•

expectations with respect to the rate of inflation;

•

the relative strength of the U.S. dollar and certain other currencies;

•

interest rates;

•

global or regional political or economic conditions;

•

supply and demand for jewellery and industrial products containing metals; and

•

transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. Gold and silver prices have fluctuated widely during the last several years. On March 10, 2009, the London pm fix price for gold was $901.50 per ounce and for silver was $12.71 per ounce.  Historically, gold prices ranged from $712.50 to $1,011.25 per ounce in 2008 and $608.40 to $841.10 per ounce in 2007; and silver prices have ranged from $8.88 to $20.92 in 2008 and $11.67 to $15.82 per ounce in 2007. A decrease in the market price of gold and silver could affect the commercial viability of the Dolores Mine and its sustained development and production assumptions. Lower prices could also adversely affect the Company’s ability to finance future development at Dolores and the exploration and development of its other mineral properties, all of which would have a material adverse effect on its financial condition and results of operations. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

Recent market events and conditions.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Differences in U.S. and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Actual costs, production and economic returns may differ significantly from those anticipated with no assurance of profitable mining operations.

The Company has estimated operating and sustaining capital costs for Dolores based on information available, and believes that these estimates are accurate. However, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine operations and development have increased significantly industry-wide. In light of these factors, actual costs related to mine operations and development may differ from, and in some cases exceed the Company’s estimates.

The Company does not have sufficient operating history upon which it can base estimates of future operating costs for the Dolores Mine, and it intends to rely upon initial operating costs and the economic feasibility study of the project and estimates contained therein. Such studies derive estimates of cash operating costs from, among other things:

•

anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•

anticipated recovery rates of gold and other metals from the ore;

•

cash operating costs of comparable facilities and equipment; and

•

anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Risks related to future drilling results.

The results of future drilling programs may not produce reserves and resources that can be mined or processed profitably. The results of drilling programs are, by their very nature, uncertain.

Reserves and resources are estimates and may yield less actual production.

Unless otherwise indicated, mineralization figures presented in filings of the Company with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and the Company’s geologists. When making determinations about whether to advance any of its projects to development, the Company must rely upon such estimates as to the mineral reserves and grades of mineralization on its properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Company cannot assure investors that:

•

the estimates will be accurate;

•

reserve, resource or other mineralization estimates will be accurate; or

•

this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As the Company has only recently commenced production at the Dolores Mine, mineralization estimates, including reserve and resource estimates, for its properties may require adjustments or downward revisions based upon actual production experience. In addition, the grade of ore mined may differ from that indicated by its feasibility studies and drill results.

The resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Dolores Mine and other projects. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Some of the Company’s properties, including the Northern Sonora Properties, are in the exploration stage, which means that the Company has not established the presence of any proven and probable reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on these properties. The Company cannot assure investors that mineral recovery rates achieved in small scale tests will be duplicated in production scale.

Currency exchange rates affect financial performance and forecasts.

Gold is priced in U.S. dollars, but the Dolores Mine is located in Mexico, which results in revenues in U.S. dollars and costs priced in Mexican pesos. If the Mexican peso strengthens against the U.S. dollar, there would be an effect on the Dolores Mine cost structure (after translating into U.S. dollars), driving up costs while revenues would remain the same in U.S. dollar terms. The Company is also exposed to the Canadian dollar because its head office operations are located in Canada. As a result of these exposures, the Company’s financial performance and forecasts may be significantly affected by changes in international exchange rates.

Mining is inherently dangerous and subject to uncontrollable conditions or events that may have material adverse effects.

Mining is subject to various types of risks and hazards, including:

•

environmental hazards;

•

power outages;

•

metallurgical and other processing problems;

•

unusual or unexpected geological formations;

•

structural cave-ins or slides;

•

flooding, fire, explosions, cave-ins, landslides and rock-bursts;

•

inability to obtain suitable or adequate machinery, equipment, or labour;

•

metals losses; and

•

interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to maintain or obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company is subject to significant government regulation.

The Company’s primary properties, operations and exploration and development activities are in Mexico and are subject to extensive federal, state, territorial and local laws and regulations governing various matters, including:

•

environmental protection;

•

management and use of toxic substances and explosives;

•

management of natural resources;

•

exploration, development of mines, production and post-closure reclamation;

•

export controls;

•

price controls;

•

regulations concerning business dealings with indigenous groups;

•

labour standards,  occupational health and safety, and mine safety; and

•

historical and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.

Activities are subject to environmental laws that may increase costs and restrict operations.

All of the Company’s exploration and production activities are in Mexico and the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in the Company’s operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse effect on the Dolores Mine or some other portion of the Company’s business, causing a re-evaluation of those activities.

All significant properties are located in Mexico, which may be subject to political, economic, and regulatory instability.

Most of the Company’s activities occur in Mexico and its business may be affected by possible political, economic, or regulatory instability in that country. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labour unrest, changing fiscal regimes, changes to royalty and tax regimes, uncertainty regarding enforceability of contractual rights and judgments and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

Failure to obtain permits, or failure to comply with permits that the Company has obtained, would adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on mineral properties, require permits from various governmental authorities. All required permits for the Dolores Mine are in place and current. However, there can be no assurance that all future permits that the Company requires for its operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has already obtained, would adversely affect its business.

Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•

control dispersion of potentially deleterious effluents; and

•

reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The Company has set up a provision for reclamation obligations for the Dolores Mine, but this provision may prove to be inadequate when the reclamation eventually takes place. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company may be required to fund additional reclamation work during the course of its mining activities.

In connection with its mining operations at the Dolores Mine, the Company has set up a plan and provision for reclamation work to actively remediate the property during operation of the mine.

The Company has estimated expenditures to carry out this work as part of its overall development plan. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at Dolores or other sites which could have a material adverse effect on its financial position.

Potential failure to attract and retain qualified management for anticipated growth.

The Company is dependent on the services of highly skilled and experienced key executives and personnel focused on production at the Dolores Mine and managing its interests and on-going exploration programs on other properties. Management is also responsible for the identification of new opportunities for growth and funding. The Company is relatively small, and the loss of these persons or an inability to attract and retain additional highly skilled employees required for development activities may have a material adverse effect on the Company’s business or future operations. The failure to hire and retain qualified employees could adversely affect operations of the Dolores Mine. The Company does not maintain key-man life insurance on any of its key management employees.

Mineral properties may be subject to defects in title.

The Company owns, leases, or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings. The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property. The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Its mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company may incur significant costs related to defending the title to its properties. A successful claim contesting its title to a property will cause the Company to lose its rights to explore and, if warranted, develop that property. This could result in the Company not being compensated for its prior expenditures relating to the property.

The Company has a history of losses and may incur losses in the future.

The Company has incurred losses since inception and may incur net losses in the future. The Company incurred the following losses during each of the following periods:

$29.1 million for the year ended December 31, 2008;

$19.2 million for the year ended December 31, 2007; and

$18.2 million for the year ended December 31, 2006.

The Company had an accumulated deficit of $125.3 million as of December 31, 2008, and an accumulated deficit of $96.1 million as of December 31, 2007.

The Company expects to continue to incur losses unless and until such time as the Dolores Mine enters into commercial production and generates sufficient revenues to fund continuing operations. The Company has committed and plans to continue to commit substantial capital and other resources to the operation and ongoing development of the Dolores Mine. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and operations, the timing of development, the commercial viability of production and other factors, some of which are beyond the Company’s control. The Company cannot assure investors that it will ever achieve profitability.

Intense competition exists for capital funding, and for producing and prospective properties.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties that produce, or are capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Potential conflicts of interests of directors and officers.

Mark H. Bailey, President, Chief Executive Officer, and a director of the Company and certain other directors of the Company are directors of other publicly listed natural resource companies. Any conflicts that may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. All such matters involving senior management must be dealt with by the board of directors regardless of immateriality.

Possible "passive foreign investment company" status.

Potential investors that are U.S. taxpayers should be aware that the Company believes itself to be a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC") and it expects to be a PFIC for all taxable years prior to the time the Dolores Mine is in commercial production. If the Company is or becomes a PFIC, any gain recognized on the sale of its common shares and any "excess distributions" (as specifically defined) paid on its common shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

If the Dolores Mine reaches commercial production, the Company expects that it will not be a PFIC for the taxable year during which revenue is generated from the mine, and further expects that it will not be a PFIC for each subsequent taxable year thereafter. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for any taxable year generally depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this AIF. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year.

Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that the Company does not intend to satisfy record keeping requirements or to supply U.S. taxpayers with required information under the QEF rules in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such common shares.

Difficulty bringing actions and enforcing judgments against Minefinders, its directors, its executive officers and some of the experts named in this AIF.

The Company is organized under the laws of Ontario, Canada and its principal executive office is located in the Province of British Columbia. A majority of its directors and officers, and some of the experts named in this AIF, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for investors in the United States or outside Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof against those persons or Minefinders.

Adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Due to recent market volatility and the devaluation of global stock markets, the Company’s common shares as of March 10, 2009 were valued at CDN$6.53 per share down from CDN$12.15 per share a year ago.  This decline in price creates an increased risk of dilution for existing shareholders should the Company need to issue additional shares to meet its capital requirements.  Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Company does not intend to pay cash dividends in the foreseeable future.

The Company has not declared or paid any dividends since its incorporation. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company’s common shares are publicly traded and are subject to various factors that have historically made the Company's share price volatile.

The trading price of the common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of the Company's securities convertible into, or exchangeable for, common shares may also fluctuate significantly, which may result in losses to investors. The trading price, if applicable, of the common shares and any securities convertible into, or exchangeable for, common shares may increase or decrease in response to a number of events and factors, including:

•

the Company's operating performance and the performance of competitors and other similar companies;

•

volatility in metal prices;

•

the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

•

changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

•

changes in general economic and/or political conditions;

•

the number of common shares to be publicly traded after any securities offering;

•

the arrival or departure of key personnel; and

•

acquisitions, strategic alliances or joint ventures involving the Company or its competitors, which, if involving the issue of shares, or securities convertible into shares, would result in dilution to present and prospective holders of shares.

In addition, the market price of the Company’s common shares is affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the common shares on the exchanges on which the common shares trade has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since incorporation and intends to retain earnings to finance the growth and development of its business.  It does not intend to pay dividends on common shares in the immediate future. The payment of dividends in future will depend, among other factors, on earnings, capital requirements, and operating and financial condition.

If dividends or similar distributions are made to holders of common shares, there will be an adjustment to the conversion rate applicable to the convertible notes (see “Capital Structure”) such that additional shares will be issued upon conversion of the notes into common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis”, dated March 10, 2009, which has been filed on SEDAR at www.sedar.com and is incorporated by reference in this AIF.

CAPITAL STRUCTURE

Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at March 10,   2009, the Company had a total of 59,009,426 common shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries the right to one vote.

Warrants

On December 11, 2008, the Company closed a CDN$40.020 million bought deal financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of CDN$4.35 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011. The warrants are listed and trade on the Toronto Stock Exchange under the symbol MFL.WT. At March 10, 2009 there were 4,600,000 warrants outstanding.

The warrants were issued in registered form under, and are governed by, an indenture dated December 11, 2008 (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada as warrant agent. The warrants will expire if not exercised prior to 5:00 p.m. (Vancouver time) on December 31, 2011. The common shares underlying the warrants, when issued upon exercise of the warrants, will be fully paid and non-assessable, and the Company will pay any transfer tax incurred as a result of the issuance of the underlying Common Shares except for any tax payable in respect of any transfer in a name other than that of the holder.

The warrants contain provisions for cashless exercise in certain limited circumstances, as described below, and there is no minimum or maximum amount that may be exercised at any one time. The warrants may be transferred or assigned. The Company may require payment of a sum sufficient to cover any taxes or governmental or other charges that may be imposed in connection with any registration of transfer or exchange of a warrant certificate.

The Warrant Indenture provides for adjustment in the number of common shares issuable upon the exercise of the warrants and/or the exercise price per common share upon the occurrence of certain events, including:

(a)

the issuance of common shares or securities exchangeable for or convertible into common shares at no additional cost to all or substantially all of the holders of the common shares by way of a stock dividend or other distribution;

(b)

the subdivision, redivision or change of the common shares into a greater number of shares;

(c)

the reduction, combination or consolidation of the common shares into a lesser number of shares;

(d)

the issuance to all or substantially all of the holders of the common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per common share to the holder (or at an exchange or conversion price per common share) of less than 95% of the “Current Market Price”, as defined in the Warrant Indenture, for the common shares on such record date; and

(e)

the issuance or distribution to all or substantially all of the holders of common shares of securities of the Company (including securities exchangeable for or convertible into common shares), or other property or assets of the Company.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per common share in the event of the following additional events:

(a)

re-classification of the common shares (other than as described above);

(b)

consolidation, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding common shares or a change of the common shares into other shares); or

(c)

the transfer of the property or assets of the Company as an entirety or substantially as an entirety to another corporation or entity (other than transfers of the property or assets of the Company which do not result in any reclassification of the outstanding common shares or a change of the common shares into other shares).

No adjustment to the exercise price or the number of common shares purchasable upon the exercise of the warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of common shares purchasable upon exercise by at least one one-hundredth of a common share, as the case may be.

Convertible Notes

In October, 2006 the Company issued $85 million of 4.5% unsecured convertible senior notes maturing December 2011, convertible into common shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 shares in aggregate. Upon conversion of a note, the Company, provided there has been no event of default, will have the option to deliver common shares, cash or a combination of cash and common shares for the notes surrendered. The amount of cash to be paid will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the daily volume-weighted average price of the Company’s shares for the 10 trading days commencing one day after the date of the Company’s notice of election to deliver all or part of the conversion consideration in cash if there has been no notice of redemption or the conversion date in the case of conversion following notice of redemption specifying the Company’s intention to deliver cash upon conversion.

The notes are senior unsecured debt and rank on parity with all other existing and future senior unsecured debt and prior to all subordinated debt, of which, at December 31, 2008 and March 10, 2009 there is none, other than $60 million outstanding on the Company’s revolving line of credit at December 31, 2008 (March 10, 2009 - $58 million outstanding). The Company may repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

The holders of the notes are not afforded protection in the event of a highly leveraged transaction or a change in control except to the extent described below.

Additional shares may be issuable following the occurrence of certain corporate acts or events to compensate the noteholders for any such occurrence that causes economic loss to them.

Such possible events include issue by the Company of common shares as a dividend or other distribution of common shares; the issue of warrants (or similar rights) to purchase common shares for less than market price; the distribution to holders of the Company’s common shares, of assets, securities, debts receivable and the like, whether or not part of a “spin-off” transaction; payment of cash dividends; and purchase of the Company’s common shares for prices in excess of market prices.

If the Company is a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of its assets or other combination, in each case pursuant to which its common shares are converted into cash, securities, or other property, then at the effective time of the transaction, the right of a holder of notes to convert will be changed into a right to convert them into the kind and amount of cash, securities and other property which holders of the notes would have received if those holders had converted their notes immediately prior to the transaction.

In the event of a fundamental change in the affairs of the Company, it shall be required to offer to purchase for cash all of the outstanding notes.

A “fundamental change “will be deemed to have occurred when any of the following occurs:

(1) a “person” or “group” has become the “beneficial owner” of more than 50% of the voting power of the Company’s common equity;

(2) consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which the Company’s common shares will be converted into cash, securities or other property or any sale, lease or other transfer of all or substantially all of the Company’s consolidated assets;

(3)  continuing directors cease to constitute at least a majority of the Company’s board of directors; or

(4)  the Company’s shareholders approve any plan or proposal for liquidation or dissolution.

A change in control will not be deemed to have occurred, however, if at least 90% of the consideration, in the transaction constituting the fundamental change consists of common shares or American Depository Shares that are traded or will be traded on a U.S. national exchange or on the Toronto Stock Exchange.

Stock Options

As at March 10, 2009, the Company also had a total of 3,938,000 options outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from CDN$5.64 to CDN$12.53.

MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange under the stock symbol “MFL”, and on the NYSE Alternext US LLC under the symbol “MFN”.

The following table gives the monthly trading ranges for the Company’s common shares and the daily average number of shares traded (“Volume”).

	Toronto Stock Exchange (prices in Canadian dollars)				NYSE Alternext US (prices in US dollars)
2008	High	Low	Close	Avg. Volume	High	Low	Close	Avg. Volume
January	$14.05	$11.30	$11.92	291,100	$13.80	$10.82	$11.89	393,600
February	12.19	9.54	11.34	283,500	12.23	9.47	11.53	425,200
March	13.50	11.29	12.50	246,500	13.62	11.11	12.28	596,700
April	12.62	10.10	10.66	213,900	12.60	9.95	10.68	440,000
May	11.69	9.99	10.19	180,700	11.73	10.02	10.23	296,300
June	10.83	9.41	10.50	136,900	10.69	9.27	10.40	337,900
July	12.15	9.42	10.10	191,300	12.14	9.40	9.98	394,500
August	10.50	7.92	8.40	160,000	10.23	7.44	7.87	431,500
September	9.58	5.62	7.95	246,100	9.38	5.21	7.55	543,800
October	8.60	4.05	5.91	119,100	7.97	3.50	4.85	332,900
November	7.24	3.65	5.39	223,000	6.23	2.82	4.07	335,800
December	6.68	3.33	6.13	304,600	5.49	2.58	5.15	542,100

DIRECTORS AND OFFICERS

Each director is elected by the shareholders at the annual general meeting and holds office until the first annual general meeting following the director’s election (or appointment by the board to fill a vacancy). Each officer holds office at the pleasure of the board of directors.

Directors and Officers

Name and Place of Residence	Position with the Company	Principal Occupation	Director or Officer Since
Mark H. Bailey Bellingham, Washington, USA.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	President -July 27, 1995 CEO – Oct. 31, 1995 Director – July 27, 1995
James M. Dawson(1)(2)(4) Richmond, British Columbia, Canada	Director	President, Dawson Geological Consultants Ltd., a geological consulting company	Director -March 18, 1996
H. Leo King(1)(2)(3)(4) Vancouver, British Columbia, Canada	Director	President, International Barytex Resources Ltd., a mining company	Director -May 15, 1996
Robert L. Leclerc(1)(2)(3) Henderson, Nevada USA.	Director & Non-Executive Chairman	Business Consultant	Director - March 27, 1997 Chairman - June 10, 2004
Anthonie Luteijn(2)(3)(4) Delta, British Columbia, Canada	Director	President of A. Luteijn Mining Consulting Services	Director - June 10, 2004
Tench C. Page Reno, Nevada USA	Vice–President, Exploration	Vice–President, Exploration of the Company	Vice President - July 27, 1995
Greg D. Smith Vancouver, British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	CFO – November 15, 2006
Gregg Bush Reno, Nevada USA	Vice President, Operations	Vice President, Operations of the Company	Vice President – April 30, 2007
Lois-Ann L. Brodrick Edmonton, Alberta, Canada	Corporate Secretary	Business Consultant	Corporate Secretary - March 10, 2008

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)    Member of the Nominating Committee.

(4)    Member of the Technical and Commercial Oversight Committee.

For further information on directors and committees of directors please refer to the Management Information Circular dated March 10, 2009 (available on SEDAR at www.sedar.com).

Each of these individuals has been engaged in the principal occupation set forth opposite his name during the past five years except for: Greg D. Smith, who, from March 2006 to October 2006 was the Manager, Risk of Goldcorp Inc., a mining company, and prior thereto was employed by KPMG LLP, Chartered Accountants, Vancouver BC in several positions, most recently as Manager, Mining Assurance Group; and Gregg Bush, who from January, 2006 to April, 2007 was General Manager of Barrick Gold’s Zaldivar Mine, and prior thereto was employed by Placer Dome in various positions, most recently as General Manager of the Zaldivar Mine prior to the acquisition of Placer Dome by Barrick Gold.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at March 10, 2009, directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,563,437 common shares (not including common shares issuable upon the exercise of stock options) of the Company, representing 2.5% of the then outstanding common shares.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors, officers and members of management of other public companies and, therefore, it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer  of such other companies.  (See “Risk Factors – Conflicts of Interest”)

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their abilities in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE

The Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent and are financially literate.

Mr. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company in the business of mining precious metals that was listed for trading in Canada and the USA. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. Dawson has been a professional geologist for over thirty years, and has been a director of public companies in the mineral resource industry for twenty years. Also, he has managed his own consulting geological firm for many years. In these capacities he has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Mr. King is a professional geologist and has twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and a director of several public companies, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company, and the independent auditors, to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements and the MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

On June 13, 2008, at the request of the Company, BDO Dunwoody LLP, Chartered Accountants (“BDO”) resigned as the Company’s auditor. Pursuant to the Ontario Business Corporations Act, the directors of the Company filled the vacancy in the office of the auditor by appointing KPMG LLP, Chartered Accountants (“KPMG”) as auditors of the Company. BDO was first appointed as auditor of the Company on November 29, 1993.

The Company’s determination to change auditors was not a result of any “reportable event” as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102").

Copies of the Company’s reporting documents with respect to the resignation of BDO as auditor and appointment of KPMG as auditor of the Company, including the Change of Auditor Notice, letters from BDO, and a letter from KPMG have been filed with the requisite regulatory authorities and are available on www.sedar.com.

The following table shows the aggregate fees billed to the Company by KPMG and BDO in each of the last two years.

Audit fees	2008	2007
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and review of quarterly consolidated financial statements.	$251,590	$284,162
Audit related fees
Services provided for statutory and regulatory filings or engagements, including equity financings.	71,400	-
Tax fees
Tax compliance, taxation advice and tax planning for international operations	64,033	14,317

TRANSFER AGENT AND REGISTRAR

The Company’s Transfer Agent and Registrar for its common shares and warrants is Computershare Investor Services at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

With the exception of the credit agreement with BNS described elsewhere in this AIF, the Company is not a party to any contract outside the ordinary course of its business or on which it is substantially dependent. The Company believes that the credit agreement is one for which alternative financing was available at substantially comparable terms. Due to the recent uncertainty in the credit markets, at March 10, 2009, the Company believes alternative debt financing is available but would be subject to a higher interest rate and more restrictive covenants than the credit agreement in place.

INTERESTS OF MANAGEMENT AND EXPERTS

Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Executive Officer of the Company is a "qualified person" as defined in NI 43-101. Mr. Bailey has authored or co-authored a number of internally prepared technical reports with respect to the Company’s mineral properties. He is also noted in several news releases issued by the Company as having supervised the preparation of the technical information contained in those releases. Mr. Bailey expects to stand for re-election as a director when his term expires. He owns 715,200 common shares of the Company and 550,000 options to purchase common shares as at March 10, 2009.

The Company has filed a study dated March 25, 2008 by Gustavson Associates, LLC ("Gustavson") entitled "Technical Report for the Dolores Heap Leach Project in Mexico", which is available on SEDAR at www.sedar.com.  The principal authors of that report are William Crowl and Donald Hulse, each of whom is a "qualified person" as defined in NI 43-101. To the best of the Company’s knowledge, neither Gustavson nor William Crowl held any interest in the Company at the time the report was prepared. Donald Hulse was previously employed by, and held certain interests in, the Company and was not independent as defined by NI 43-101 at the time the report was prepared.

On July 27, 2007 the Company filed an independent study by Chlumsky, Armbrust & Meyer, LLC ("CAM") entitled "Technical Report Dolores Gold-Silver Project, Chihuahua State, Mexico", which is available on SEDAR at www.sedar.com. The principal authors of the report were Richard L. Nielsen, and Robert L. Sandefur, each of whom is an independent "qualified person" as defined in NI 43-101. The report is available on SEDAR at www.sedar.com. To the best of the Company’s knowledge, none of CAM, Richard L. Nielsen, or Robert L. Sandefur, held any interest in the Company at the time the report was prepared.

On April 13, 2006, the Company filed a bankable-level feasibility study by Kappes, Cassiday & Associates ("KCA") entitled "Technical Report For the Dolores Heap Leach Project In Mexico", dated April 11, 2006, which is available on SEDAR at www.sedar.com. To the best of the Company’s knowledge, neither KCA, nor any individual who participated in the preparation of the report held any interest in the Company at the time the report was prepared.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, except as disclosed above.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com

Further information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, if applicable, is contained in the Company’s Management Information Circular dated March 10, 2009 for the annual general meeting to be held on May 20, 2009.  Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2008. All of these documents may be found on SEDAR at www.sedar.com.

Appendix

to Annual Information Form dated March 10, 2009

MINEFINDERS CORPORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgment. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

The Committee shall:

(a)

recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation and the compensation of the independent auditors;

(b)

review with the independent auditors the annual audit plan including, but not limited to, the scope of the work to be carried out by the independent auditors, any significant problems that the auditors are able to foresee, the impact on the financial statements and the Corporation of any new or proposed changes in accounting principles;

(c)

review the annual financial statements, including notes, with the independent auditors and recommend them to the Board for approval prior to release to the public or filing with securities regulatory authorities;

(d)

review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;

(e)

review all Management Discussion and Analysis and earnings press releases before the Corporation publicly discloses this information;

(f)

report immediately to the Board any instances of fraud or misappropriation of assets that come to the attention of the Committee;

(g)

receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(h)

take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;

(i)

as to management of the Corporation generally: (i) ensure that an adequate internal control structure and procedures for financial reporting are established and maintained; (ii) periodically assess the effectiveness of such structures and procedures, as well as secure appropriate reports or attestations from the independent auditors in respect thereof; and (iii) review budgets and periodically assess actual spending compared with budgeted amounts;

(j)

be directly responsible for overseeing the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

(k)

pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the independent auditors;

(l)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(m)

undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

In performing its functions and duties:

(aa)

the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;

(bb)

the members of the Committee may inspect all the books and records of the Corporation;

(cc)

the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors; and

(dd)

the Committee shall have the authority to communicate directly with the internal and independent auditors.

The Committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing the financial statements. The review of the financial statements by the Committee is not of the same quality as the audit performed by the independent auditors.

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003 and amended on November 10, 2005